One TSYS Way Paul Todd

Post Office Box 1755Senior Executive Vice President &

Columbus, GA  31902-1755Chief Financial Officer

+1.706.649.4261 tel

September 7, 2018

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Total System Services, Inc. (“TSYS”)
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018 Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 8, 2018
File No. 001-10254

Dear Mr. Wilson:

This letter is written in response to your Letter of Comment dated August 28, 2018 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2017 and Form 10-Q for the quarterly period ended March 31, 2018.  For your convenience, the Staff’s comment was incorporated verbatim below and the Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Part I. Financial Information

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 2 – Revenue from Contracts with Customers, page 11

1.

You disclose on page 13 that customer licensing arrangements include the term license, implementation services, and annual support inclusive of unspecified upgrades and enhancements, and that these promises represent one combined performance obligation because they are not distinct in the context of the contract.  Please tell us how you made this determination and considered the guidance in ASC 606-10-25-21.  Also, tell us how material these arrangements are for each period presented and expand your disclosures to further explain your policy for these arrangements, to the extent they are material.

Mr. Craig D. Wilson

United States Securities and Exchange Commission

September 7, 2018

Based upon its evaluation of its customer licensing arrangements, including consideration of the guidance in ASC 606-10-25-21, TSYS determined that the term license, implementation services and annual support inclusive of unspecified upgrades and enhancements represent one combined performance obligation due to the following:

•

TSYS’ customer licensing arrangements include a term license that provides card processing functionality to both the issuing and acquiring markets. In order to maintain their right to use the software license, a customer is required to pay the annual support fee.

•

TSYS notes that the implementation services are more analogous to a set up activity which does not transfer a promised good or service to the customer, but rather represents an activity that the Company must undertake to fulfill a contract.  TSYS’ customer is not receiving any incremental benefits from the implementation services until the implementation is completed, “go-live” has occurred and the customer has started processing transactions.

•

The implementation services significantly modify and customize the software for the customer as evidenced by both the long implementation period (typically 6-12 months and sometimes longer) and the unique customization requirements.  Some typical customization services include development of client-specific interest calculations, card program-specific features, custom development of system-generated reports, etc.  There is no standard documentation or specifications against which the software can be evaluated since there is a significant degree of modification/customization of the software.

•

The updates to the Company’s software provided through annual support are critical to the software’s utility. Without the updates (typically two major compliance updates and two minor compliance updates per year, and sometimes more), the software would rapidly become obsolete (within months). The payment associations (e.g., Visa, Mastercard, Amex, Diners, JCB and UnionPay) change their compliance regulations regularly and often, which requires changes to the way the software processes transactions and accounts for other activity (chargebacks, interest, etc.). Without these updates, the customer would be in violation of payment association regulations and would not be able to operate its business without significant penalties and additional costs. For example, releases often update the formatting of message flows between the customer (issuing bank) and the payment association. Without the update to the software, the authorization of transactions would fail, and the customer’s card operations would cease (and the customer could not clear and settle its cardholder’s transactions).

•

TSYS considered the fact pattern in Example 10, Case C (anti-virus example) in ASC 606-10-55-140D through F, noting the substance of the Company’s software and updates is analogous to the anti-virus example as the license would be of little value to the customer without the updates (given the regulatory requirements of the payment associations and the integral nature of the updates to the overall continued utility of the software). The license and updates function together (are inputs to a combined output) to provide the customer with the ability to process payment transactions in accordance with payment association regulations (just as the “license

Mr. Craig D. Wilson

United States Securities and Exchange Commission

September 7, 2018

and the updates are, in effect, inputs to a combined item (anti-virus protection))” in Example 10, Case C.

•

TSYS also considered that Example 55 in ASU 2016-10 provides a scenario with a similar fact pattern to the Company’s licensing arrangements.  The Company’s licensing arrangements include updates that are “integral to the customer’s ability to derive benefit from the license during the license period because the intellectual property is used in an industry in which technologies change rapidly” (606-10-55-364). Technologies change in the Company’s licensing business due to payment associations pushing through required updates at least twice per year, possibly more often, such that the software would degrade significantly during the license period if the updates are not provided.

•

The Company believes the promise to provide telephonic support in the contract is distinct from the combined license and updates as it is both capable of being distinct (i.e., has utility on its own) and is distinct in the context of the contract.  However, because such telephonic support is concomitant with the right to receive unspecified updates, upgrades and enhancements, the telephonic support can be combined with the right to receive unspecified updates, upgrades and enhancements under paragraph BC116 in ASU 2014-09.

•

In order to maintain the right to use the software license, a customer is required to pay the annual support fee. In the event a customer does not pay the annual support fee, the customer’s right to continue to use the software license is terminated. Accordingly, this factor is another indication that the license and annual support are not distinct in the context of the contract.

Revenues related to these arrangements for each period presented are summarized as follows:

	Three Months Ended March 31,
(in millions)	2018			2017
Combined performance obligation (license, implementation and annual support)		$2.6	$	na
License, implementation and annual support	$	na		$3.1
Total revenues		$987.2		$1,184.7
Percentage of total revenues		0.263%		0.262%

 na = not applicable

Note: The amounts shown above for the three months ended March 31, 2018 are not comparable to the amounts for the three months ended March 31, 2017 due to TSYS’ adoption of ASC 606 as of January 1, 2018 using the modified retrospective (cumulative effect) method.

Considering the amount of revenues related to this combined performance obligation in relation to TSYS’ consolidated revenues, the Company does not believe that expanded policy disclosures for licensing arrangements are necessary.

Mr. Craig D. Wilson

United States Securities and Exchange Commission

September 7, 2018

If you have any questions or wish to discuss any aspect of our response, please contact me at 706-649-4261.

Sincerely,

/s/ Paul M. Todd

Paul M. Todd

Senior Executive Vice President

& Chief Financial Officer

cc	Frank Knapp, Staff Accountant
Melissa Kindelan, Staff Accountant